FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

QUARTERLY REVENUE GROWTH
RECORD Q3 AND YTD OPERATING RESULTS
PROMOTION OF DALLYN WILLIS, CA TO CFO

Q3 Gross Revenue Increases 3%
Q3 Net Revenue Increases 5%

Q3 Net Income rises to $245,000 or $0.07 per share ($0.07 fully diluted)
YTD Net Income climbs to $1,339,000 or $0.39 per share ($0.37 fully diluted)

Q3 EBITDAS rises to $556,000 or $0.17 Per Share ($0.16 fully diluted)
YTD EBITDAS climbs to $2,789,000 or $0.80 per share ($0.76 fully diluted)

Vancouver, Canada, January 12, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its third quarter of fiscal 2011, which ended November 30, 2011. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Gross revenue for Q3 2011 was $4,474,000, versus $4,348,000 in the same period of last year, an increase of 3%. That was despite the Company having discontinued distribution of a licensed beverage brand in January 2011. It is the first comparative quarterly revenue increase since Q2 of fiscal 2008 before the Company downsized its operations in response to the World economic crisis.

Q3 2011 net income was $245,000 or $0.07 per share [$0.07 fully diluted] versus net income of $47,000 or $0.01 per share [$0.01 fully diluted] in the same quarter of fiscal 2010. YTD net income was $1,339,000 or a record $0.39 per share [$0.37 fully diluted], versus a net loss of ($94,000) or ($0.02) in the first three quarters of last year.

Q3 2011 net income before stock based compensation (SBC) increased to $272,000 or $0.08 per share [$0.08 fully diluted] versus $252,000 or $0.06 per share [$0.06 fully diluted] in the same quarter last year. YTD net income before SBC rose to $1,599,000 or $0.46 per share [$0.44 fully diluted] from $1,362,000 or $0.35 [$0.35 fully diluted] a year ago.

Q3 2011 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $556,000 or $0.17 per share [$0.16 fully diluted], versus $521,000 or $0.13 per share [$0.13 fully diluted] during the same period last year. YTD EBITDAS increased to $2,789,000 or $0.80 per share [$0.76 fully diluted] from $2,551,000 or $0.65 per share [$0.65 fully diluted] in the first three quarters of fiscal 2010.

Non-GAAP Net Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2011	2010	2011	2010
Net Income (loss)	$245,000	$47,000	$1,339,000	($94,000)
Add back SBC	27,000	205,000	260,000	1,456,000
Net income before SBC	$272,000	$252,000	$1,599,000	$1,362,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2011	2010	2011	2010
Net Income (loss) per share	$0.07	$0.01	$0.39	($0.02)
Add back SBC per share	0.01	0.05	0.07	0.37
Net Income per share before SBC	$0.08	$0.06	$0.46	$0.35

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3	Q3	YTD	YTD
	2011	2010	2011	2010

Net Income (loss)	$245,000	$47,000	$1,339,000	($94,000)

Add back:
Interest	14,000	35,000	64,000	121,000
Depreciation and Amortization	170,000	177,000	506,000	521,000
Non-cash stock based compensation	27,000	205,000	260,000	1,456,000
Non-cash income tax expense	100,000	57,000	620,000	547,000

Total Add Backs	311,000	474,000	1,450,000	2,645,000

EBITDAS	$556,000	$521,000	$2,789,000	$2,551,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3	Q3	YTD	YTD
	2011	2010	2011	2010

Net Income (loss) per share	$0.07	$0.01	$0.39	$(0.02)

Add back:
Interest	0.01	0.01	0.02	0.03
Depreciation and Amortization	0.05	0.05	0.14	0.13
Non-cash stock based compensation	0.01	0.05	0.07	0.37
Non-cash income tax expense	0.03	0.01	0.18	0.14

EBITDAS per share	$0.17	$0.13	$0.80	$0.65

Gross profit margin for the quarter was 36.9%, down slightly from 37.1% in the same quarter last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Discounts, rebates and slotting fees were $240,000 in Q3 2011, down from $301,000 in Q3 of the prior year. SG&A expenses were $1,071,000 in Q3 of fiscal 2011, versus $1,189,000 in the comparative period of the previous year. The principal differences are the reduction of stock based compensation charges and the ongoing impact of efficiency measures and cost controls.

The Company repaid $1,239,000 of long term debt during Q3 and a total of $1,742,000 during the 2011 fiscal year to date. As at the end of Q3 2011 the Company had cash and available credit totaling approximately $1,900,000.

During Q3 2011 the Company repurchased an additional 38,800 shares of its common stock at an average price of $3.12 US per share, pursuant to its share repurchase program. As at November 30, 2011 the Company had outstanding 3,262,668 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program at appropriate times.

The Company is also pleased to announce that Dallyn Willis, CA has been promoted from Vice-President Finance and Administration to Chief Financial Officer of the Company. Mr. Willis joined the Company from PricewaterhouseCoopers in February, 2011 where he had been an auditor in PWC’s Vancouver, Canada and Hamilton, Bermuda offices. Dallyn has particular expertise in US GAAP and SOX compliance matters and has been acting in the capacity of CFO since joining the Company early last year.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™ ©2012 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF
INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November	November 30,	November 30,
	2011	30, 2010	2011	2010

Gross revenue	$4,474,037	$4,348,652	$15,548,894	$16,195,006
Less: Discounts, rebates and slotting fees	(239,533)	(300,793)	(837,728)	(1,144,156)
Net revenue	4,234,504	4,047,859	14,711,166	15,050,850

Expenses (Income)
Cost of sales	2,670,187	2,547,919	8,809,493	9,241,344
Selling, general and administration expenses	1,070,709	1,188,590	3,359,611	4,713,372
Depreciation of property, plant and equipment	170,002	176,970	505,645	520,405
Interest expense	17,282	39,983	73,577	131,476
Loss on disposal of assets	-	305	9,622	3,553
Interest income	(2,852)	(4,892)	(9,578)	(10,311)
Change in fair value of derivative liability	(24,607)	-	19,258	-
Foreign exchange gain	(11,045)	(3,847)	(16,217)	(1,780)
	3,889,676	3,945,028	12,751,411	14,598,059

Income (loss) before income taxes	344,828	102,831	1,959,755	452,791

Income tax expense	99,702	56,243	620,579	547,057

Net income (loss) and other comprehensive income (loss)	$245,126	$46,588	$1,339,176	$(94,260)

Basic income per share	$0.07	$0.01	$0.39	$(0.02)
Weighted average number of shares outstanding – basic	3,283,304	3,901,155	3,466,462	3,915,636

Diluted income per share	$0.07	$0.01	$0.37	$(0.02)
Weighted average number of shares outstanding – diluted	3,467,719	3,901,155	3,650,877	3,915,636